JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

January 24, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Registration Statement on Form S-1
Filed December 20, 2011
File No. 333-178624

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated January 16, 2012.

1.            With respect to comment  one  and the Company’s website,  we have incorporated the following language in the website and referred investors to the Company’s filings with the Commission.

Cautionary Note to U.S. Investors
We advise U.S. investors that while the term “measured resource” is defined in, and permitted by, Canadian regulations, these terms are not defined terms under SEC Industry Guide 7 and not normally permitted to be used in reports and registration statements filed with the SEC.   To view these filings go to the SEC’s website go to www.sec.gov.

2.           With respect to comment  2,  please be advised that the Company’s National Instrument 43-101 is not required to be filed on the Sedar website.

3.           With respect to comment 3, we have marked the appropriate box on the registration statement cover page to indicate that the offering will be made on a delayed or continuous basis.

4.           With respect to comment 4, we have disclosed on the cover page  that there is no current market for the Company’s common stock and that no market for the Company’s common stock may develop in the future.

5.           With respect to comment 5,  we have highlighted the cross reference to risk factors on the cover page.

6.           With respect to comment 6, we have noted by footnote that there are no arrangements nor plans to use broker/dealers or underwriters.  However, the Company reserves the right to utilize licensed broker/dealers and pay a commission not to exceed 10%.   We have clarified this action throughout the registration statement.

7.           With respect to comment 7, we have disclosed on the cover page that the offering will terminate 360 days following the date of the prospectus and that the offering may be extended for an additional 180 days if all of the securities are not sold.

8.           With respect to comment 8, we have disclosed that the company has valued the issuance of the 5 million shares of common stock at $15,000.  We have also disclosed that there is no affiliation between the Company,  its officers and directors and 9215-8062 Quebec Inc.  See page 5.

Our primary objective  is to recuperate the precious metals from the mining residues (tailings) on the  Property.     We believe the recuperation costs of the mineralized zones will be significantly less than traditional mining operations as most of the identified mineralized zones are near the surface.

9.           With respect to comment 9, we have stated that the Company’s primary goal is to recuperate tailings and that the recuperative costs are less than in traditional mining.  See page 6.

10.           With respect to comment 10,  we have identified the permitting steps. We will be required to apply for a Certificate of Authorization.  We intend to file the Certificate of Authorization in March and expect the review process to take up to 90 days.   See page 6.

11.           With respect to comment 11, we have eliminated the statement that management has over 65 years of experience and expanded the disclosure of their business experience under “Management”.

12.           With respect to comment 12, we have disclosed throughout the registration statement that there is a working capital surplus, and not a working capital deficit.

13.           With respect to comment 13, we have deleted the following “additional risks and uncertainties not presently known to us or that we deem immaterial may also impair our operations”.

14.           With respect to comment 14, we have deleted the reference to the Private Securities Litigation Reform Act of 1995.

15.           With respect to comment 15, as referenced in our response to comment 6, we have assumed that the sale of the securities will be made by broker/dealers.  It should be noted that there are currently no plans or arrangements with any broker/dealer to sell our securities.  See Use of Proceeds on page 20.

16.           With respect to comment 16,   we have eliminated from the Use of Proceeds disclosure the statement that  “We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion and that we will have broad discretion in the application of the net proceeds”.

17.           With respect to comment 17, we have completed the dilution table.   See page 22.

18.           With respect to comment 18, we have confirmed that all officers and directors satisfy the requirements of Rule 3a4-1 and we have affirmatively made this statement.  See page 22.

19.           With respect to comment 19,  we have clarified  our disclosure to indicate that the increase in expenses is primarily attributable to costs incurred in connection with our exploratory activities.   See page 25.

20.           With respect to comment 20,  please be advised that except for the securities being offered, we have no other agreements in place for additional funding.   We have further clarified this issue by identifying the total amount of debt and equity financing received to date.  See page 25.

21.           With respect to comment 21,  we have expanded our liquidity discussion to address material information from our cash flow statement   See page 25.

22.           With respect to comment 22,  we have further clarified our discussion regarding our working capital surplus.  While there is sufficient working capital to meet current expenses, the implementation of our business plan and construction of a mill will require the proceeds from the sale of the securities being offered.  See page 26.

23.           With respect to comment 23, there are no  royalties payable with respect to the mining claims. There are however administrative fees of $452 which are due every two years and we must incur $19,750 in annual expenses attributable to the mining claims.   See page 30,

24.           With respect to comment 24, we have removed all current and historical estimates of mineral quantities.

25.           With respect to comment 25, we have eliminated throughout all references to any type of ore body as we do not have any proven or probable reserves.

26.           With respect to comment 26 and the recovery of metal at a fairly low cost.  We have eliminated this statement and provided additional disclosure with respect to the anticipated recuperative costs.  See page 40.

27.           With respect to comment 27,  the sale of the mica will be an ancillary source of revenue.  We have revised the disclosure accordingly.  See page 40.

28.           With respect to comment 28, we have expanded the disclosure regarding the officers and directors business experience.  See page 41.

29.           With respect to comment 29, we have updated the Summary Compensation Table through December 31, 2011.  See page 44.

30.           With respect to comment 30, we have inserted the address for each of the beneficial owners identified as principal shareholders.  See page 45.

31.           With respect to comment 31, we have revised our financial statements to identify throughout that the Company is an exploration stage company.

32.           With respect to comment 32, the audit report has been amended to include a reference to the Consolidated Statements of Operations and Comprehensive Loss.

33.           With respect to comment 33, we have revised our financial statements to include all disclosures required by  paragraphs 179-182 of the AICPA Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” .

34.           With respect to comment 34, we have affirmatively stated  our unaudited consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make these interim financial statements not misleading.

35.           With respect to comment 35, we have identified DNA Precious Metals Canada Inc.  as the Company’s subsidiary and included Exhibit 21 in Part II of the Registration Statement.  We have also included as Exhibit 10.5 the promissory note.

36.           With respect to comment 36,  our independent registered public accountant, KBL, LLP, has revised their written consent to acknowledge their  reference as an expert in accounting and auditing.

37.           With respect to comment 37, we have revised the signatures as necessary.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
DNA Precious Metals, Inc.